MASCOT PROPERTIES, INC.
7985 113TH STREET SUITE 220
SEMINOLE, FL, 33772

August 10, 2011

Tom Kluck
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mascot Properties, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 13, 2011
File No. 333-174445

Dear Mr. Kluck

By letter dated July 29, 2011, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission provided Mascot Properties, Inc. (the “Company,” “we,” “us” or “our”) with its comments on the Company’s Amendment No.1 to Registration Statement on Form S-1, originally filed on July 13, 2011 (the “Registration Statement”).  We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.   For your convenience, the comments are listed below, followed by the Company’s response.

General

1.
We note your response to comment 1 in our letter dated June 20, 2011.  We also note that Gulf Shores Investments, Inc., a company in which David Dreslin was the president and CFO, recently entered into a stock purchase agreement and change of control.  In the forepart of this prospectus, please include an affirmative statement to make clear that the company has no present plans to be acquired or to merge with another company nor does the company, nor any of its shareholders, have plans to enter into a change of control or similar transaction.  Also please tell us how your response is consistent with your disclosure in Note 2 to your Financial Statements that the company is actively seeking merger partners and strategic alliances in order to accelerate its growth in the industry.

RESPONSE:  We have revised the forepart of our prospectus to include an affirmative statement that the Company has no present plans to be acquired or to merge with another company nor does the Company, nor any of its shareholders, have plans to enter into a change of control or similar transaction.  We have revised Note 2 of our Financial Statements to eliminate the reference to seeking merger partners.

Description of Business, page 19

2.
We note your response to comment 4 in our letter dated June 20, 2011.  Where applicable, please revise your registration statement to properly attribute your assertions within this section to the studies listed in response to comment 3.

RESPONSE:  We have revised the registration statement to properly attribute our assertions with regards to the studies listed in response to comment 4 of the Securities Exchange Commissions letter dated June 20, 2011.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Plan of Operation, page 23

3.
We note your disclosure on page 24 that “[o]ver the next twelve months following the Offering the Company intends to contract at least ten suitable properties for management.”  Since this is a resale offering with no proceeds being raised, it is unclear why the company must wait until after the offering to enter into these contracts.  Please advise or revise your disclosure as necessary.

RESPONSE:  We have revised our disclosure to indicate that while the Company has not yet entered into any contracts, the Company is in preliminary discussions with property owners to contract various properties for management.  It is not the Company’s intention to wait until the offering is over to contract properties for management and the Company does anticipate entrance into contracts to manage at least ten suitable properties over the course of the next twelve months.

4.
We note your disclosure on page 23 and elsewhere in the MD&A section, that “[t]he majority shareholder has committed to cover any cash shortfalls of the Company.” Please reconcile this statement with your disclosure on page 23 and elsewhere that “[i]f we are unable to satisfy our cash requirements, we may be unable to proceed with the Offering and our plan of operation.”  Please clearly indicate whether the majority shareholder will provide the necessary cash to implement your business plan.

RESPONSE:  We have revised our disclosure to clearly indicate that the majority shareholder, Mr. David Dreslin, will provide the necessary cash to implement the Company’s business plan.

Capital Resources and Liquidity, page 26

5.
We note that your disclosure that you have $17 cash on hand as of March 31, 2011 and your statement that you do not believe that you have enough cash to support your daily operations while attempting to commence operations.  We also note that you will need $49,000 to implement your business plan, $10,000 to complete this offering, and $39,000 to cover marketing and operational expenses over the next 12 months.  Please clearly indicate the company’s plan to obtain sufficient cash to meet its expenses and to implement its business plan.  If you intend to raise capital, please explain.  If the majority shareholder will provide all of the funding noted above, please clearly state this in the prospectus.

RESPONSE:  The Company has noted that it needs $10,000 to complete this offering, $39,000 to cover marketing and operational expenses for an aggregate of sum of $49,000 over the next twelve months.  We have revised our disclosure to note that the majority shareholder, Mr. David Dreslin has committed to cover any cash shortfalls of the Company with regards to the aforementioned expenses.  However, to the extent the Company requires additional funds to carry out its business plan we may seek to raise additional capital.

Directors, Executive Officers, Promoters and Control Persons, page 27

6.
We note your response to comment 13 in our letter dated June 20, 2011 and we reissue our comment.  Please note that Rule 405 of Regulation C defines a promoter to include any person who directly or indirectly took the initiative in founding and organizing the business or enterprise of the issuer.  Please revise this section to identify your promoters and state the amount of anything of value received by your promoter in connection with this offering.  See Item 404(c) of Regulation S-K.

RESPONSE:  Rule 405 (a) 1 of Regulation C defines a promoter to include any person who directly or indirectly took the initiative in founding and organizing the business or enterprise of the issuer.  Rule 405 (b) of Regulation C states all persons coming within the definition of promoter may be referred to as founders or organizers or by another term provided that such term is reasonably descriptive of those persons' activities with respect to the issuer.  Mr. David Dreslin is the Company’s founder and will receive no proceeds from this offering.

Further, the Company acknowledges that:

(1)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ David Dreslin
David Dreslin
Chief Executive Officer